

08004582

The Law Offices of

Mark Louis Greenwald

Attorney at Law

11911 Orsinger Lane

San Antonio, Texas 78230

Phone: 210.696.2550

Fax: 210. 568.6877

E-mail: mgreenwald@satx.rr.com

Board Certified in Employment Law
By The Texas Board of Legal Specialization

Licensed to Practice Law in Texas and Alaska

File Number: 82-35155

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628
USA

Re: Rule 12g3-2(b) Exemption Filing for Zazu Metals Corporation

Dear Sir or Madam –

For purposes of maintaining the exemption from Section 12(g) filing requirements afforded by Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), Zazu Metals Corporation (the "*Company*") is furnishing the information listed below. The Company is a corporation organized under the laws of Canada and its common shares were listed on the Toronto Stock Exchange in December 2007.

Attached please find a copy of the information that the Company (i) has made or was required to make public pursuant to the laws of Canada, (ii) has filed or was required to file with the Toronto Stock Exchange which was made public by such exchange or (iii) has distributed or was required to distribute to its security holders.

Very Truly Yours,

Mark Louis Greenwald
Vice President and General Counsel
Zazu Metals Corporation

dw 8/29



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Company Search: zazu
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Date From: August 2 2008
Date To: August 21 2008

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Company Name	Date of Filing	Document Type	File Format	File Size
Zazu Metals Corporation	Aug 13 2008	Form 52-109F2 - Certification of Interim Filings - CEO	PDF	8 K
Zazu Metals Corporation	Aug 13 2008	Form 52-109F2 - Certification of Interim Filings - CFO	PDF	9 K
Zazu Metals Corporation	Aug 13 2008	Interim financial statements - English	PDF	165 K
Zazu Metals Corporation	Aug 20 2008	Material change report - English	PDF	96 K
Zazu Metals Corporation	Aug 13 2008	MD&A - English	PDF	182 K
Zazu Metals Corporation	Aug 19 2008	News release - English	PDF	107 K

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ZAZU METALS CORPORATION

(An Exploration Stage Company)
Management's Discussion and Analysis
August 12, 2008
In U.S. dollars

The following management discussion and analysis of Zazu Metals Corporation ("Zazu" or the "Company") is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Zazu's June 30, 2008 unaudited interim consolidated financial statements, Zazu's December 31, 2007 audited annual consolidated financial statements, and the related notes for the periods then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Zazu's accounting policies are described in note 2 of the December 31, 2007 audited annual consolidated financial statements and note 2 of the June 30, 2008 unaudited interim consolidated financial statements. All of the financial information presented herein is expressed in US dollars, unless otherwise indicated. This management discussion and analysis is made as at August 12, 2008.

This management discussion and analysis contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial and operating performance of the Company, its subsidiaries and affiliated companies, its mining project, the future prices of zinc, lead and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and resource estimates, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, governmental regulation of mining operations and exploration operations, timing and receipt of approvals, consents and permits under applicable mineral legislation, environmental risks, title disputes or claims, limitations of insurance coverage and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "estimates", "intends", "targets", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, future prices of zinc, lead and silver; general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar; changes in project parameters as plans continue to be refined; possible variations of ore grade or projected recovery rates; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; the availability of suitable road and port facilities; delays in obtaining financing or governmental approvals or in the completion of exploration and development activities; as well as those factors discussed in the section entitled "Risk Factors", all of which are described more fully in the Company's filings with Canadian Securities Administrators posted on www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this management discussion and analysis and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. Subject to applicable law, the Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

Additional information, including a copy of Company's Annual Information Form for the year ended December 31, 2007 is available on SEDAR (www.sedar.com).

OVERALL PERFORMANCE

Zazu Metals is a Canadian based exploration company formed in November 2006 to acquire an interest in a zinc, lead and silver exploration property, known as the LIK property, located in Alaska. The Company currently holds a 50% interest in the LIK property (the other 50% interest is held by Teck Cominco Limited) and has the right to earn up to a further 30%. The Company's primary near term objective is to advance the LIK property towards development through the definition of a resource and commencement of a formal feasibility study. The Company also intends to pursue a strategy of evaluating and potentially acquiring interests in other attractive mineral properties that the Company believes will be accretive to its overall growth strategy.

On December 19, 2007, the Company completed its Initial Public Offering ("IPO") and its common shares and common share purchase warrants began trading on The Toronto Stock Exchange under the symbols "ZAZ" and "ZAZ.WT", respectively. The Company is a reporting issuer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland.

RESULTS OF OPERATIONS

The net loss of the Company primarily reflects the overhead costs incurred by the Company as it oversees exploration and development of its LIK property. The exploration and development costs incurred at the LIK property have been capitalized to mineral property interests. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is deemed not appropriate in the foreseeable future, the related deferred expenditures are written off.

2008 vs. 2007

The Company's net loss for the 3 months ended June 30, 2008 was $673,690 or $0.02 per share compared to a net loss of $24,527 or $0.00 per share for the 3 months ended June 30, 2007. The net loss for the 6 months ended June 30, 2008 totalled $2,132,045 or $0.07 per share compared to a net loss of $18,249 or $0.00 per share for the 6 months ended June 30, 2007.

The overall increase in expenses in 2008 compared to 2007 corresponds to the increased level of activity by the Company. Activities in the first 6 months of 2007 were focused on acquiring an interest in the LIK project and identifying sources of funding to finance this acquisition while activities in the first 6 months of 2008 were focussed on exploration and development at the LIK project.

The net loss for the 6 months ended June 30, 2008 included salaries and consulting fees as well as additional costs for audit and accounting fees, directors' fees, regulatory fees and transfer agent expenses, legal fees, insurance, office costs and travel. The most significant portion of the loss was stock-based compensation, a non-cash item. Interest income helped offset some of the expenses.

During the second quarter of 2008 the Company recognized $436,400 of stock based compensation (2007 – nil) of which $51,900 was capitalized as a deferred exploration cost and $384,500 was expensed as stock based compensation. Stock based compensation for the six months ended June 30, 2008 totalled $1,682,300 (2007 – nil) of which $207,800 was capitalized as a deferred exploration cost and $1,474,500 was expensed as stock based compensation. The Company granted 2,775,000 options to staff, directors and consultants in December 2007 and an additional 150,000 options in March 2008. There were no options issued or outstanding during the 6 months ended June 30, 2007.

Audit and accounting costs were $43,429 (2007 – $37,971) for the second quarter of 2008 and $60,581 (2007 – $40,640) for the first 6 months of 2008. During the first quarter of 2008 and for part of the second quarter, the Company utilized outside contractors to meet its financial reporting needs and these costs, together with

corporate tax reporting and interim review fees, comprise audit and accounting costs. Audit and accounting costs are higher in 2008 than in 2007 due to the increased level of activity by the Company in 2008.

Consulting fees were $116,250 (2007 – $30,000) for the second quarter of 2008 and $270,500 (2007 – $60,000) for the first 6 months of 2008. The Company employed a larger number of consultants in the first 6 months of 2008 as compared to the first 6 months of 2007 and realized an increase in consulting fees in both the second quarter of 2008 and the first 6 months of 2008. Consulting fees for the first 6 months of 2008 includes $58,000 (2007 – nil) of one-time bonuses. Consulting fees paid to consultants involved directly in exploration at the LIK property are included in deferred exploration expenditures.

Under the Company's policy for director remuneration, beginning in the third quarter of 2007 each director receives a base fee of CDN$12,000 per year. In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings. Directors (other than the Chairman) who chair a committee are entitled to additional compensation of between CDN$5,000 and CDN$10,000. The directors who are also employees of the Company (or any of its subsidiaries) do not receive any compensation for serving as directors. During the second quarter of 2008, the Company incurred $9,819 (2007 – nil) for directors' fees. Directors' fees for the six months ended June 30, 2008 totalled $23,819 (2007 – nil).

Insurance costs of $19,948 (2007 – $5,875) for the second quarter of 2008 and $42,343 (2007 – $5,875) for the first 6 months of 2008 represent premiums on the Company's comprehensive general liability and Directors and Officers policies. The comprehensive general liability policy was put in place in April 2007, while the Directors and Officers coverage did not take effect until July 2007.

Investor and shareholder relations expenses of $8,186 (2007 – $17,497) for the second quarter of 2008 and $14,261 (2007 – $28,321) for the first 6 months of 2008 consist primarily of the costs of marketing trips and other costs such as attending industry conferences. These expenses are lower for both the second quarter of 2008 and the first 6 months of 2008 than the corresponding periods of 2007 due to decreased marketing activity in 2008.

Legal fees represent fees over and above those incurred in connection with the Company's financings. Legal fees specifically paid in connection with any of the Company's financings are normally included in the issue costs of those financings and recorded as an offset to proceeds received from those financings. In the second quarter of 2008 $82,346 of previously unrecorded fees incurred in connection with the Company's IPO in December 2007 was paid.

Office, rent and communications costs were $29,523 (2007 – $1,557) for the second quarter of 2008 and $62,741 (2007 – $5,307) for the first 6 months of 2008. The Company increased its office space and staffing levels in late 2007 resulting in the large increase in office, rent and communication costs in 2008.

Regulatory and transfer agent costs were $6,007 (2007 – $2,367) for the second quarter of 2008 and $20,962 (2007 – $4,103) for the first 6 months of 2008. These costs are higher in 2008 as the Company is, since its IPO in December 2007, subject to the filing and listing fees normally associated with public companies.

Salaries and benefits costs were $97,534 (2007 – $34,869) for the second quarter of 2008 and $226,340 (2007 – $67,073) for the first 6 months of 2008. The Company increased staffing levels in late 2007 which resulted in the increase in salaries and benefits costs. Salaries for the first quarter of 2008 includes $26,000 (2007 – nil) of one-time bonuses. Salary and bonus amounts are determined by the compensation committee of the board of directors. Wages and benefits paid to staff involved directly in exploration at the LIK property are included in deferred exploration expenditures.

Travel costs were $22,033 (2007 – $8,310) for the second quarter of 2008 and $48,866 (2007 – $21,979) for the first 6 months of 2008. Travel costs increased in 2008 due to increased travel by the Company's officers. Several of the Company's officers reside in the United States and travel to the administrative office in Vancouver to attend management meetings.

Interest income was $57,861 (2007 – $125,427) for the second quarter of 2008 and $150,849 (2007 – $245,111) for the first 6 months of 2008. Interest income was lower in 2008 due to decreasing yields from the Company's usual type of investments and lower cash balances. Yields for these investments decreased as interest rates fell in

both the US and Canada. Funds not required for the Company's immediate operations are invested in highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

Historically, the Company has raised cash in private financings denominated in US dollars. Although the majority of the Company's expenditures are made in US dollars, as a Canadian company, it is necessary to also make payments in Canadian dollars. As a result, the Company maintains a portion of its cash in Canadian dollars and this balance is subject to foreign exchange gains or losses. The Company's initial public offering in December 2007 was denominated in Canadian dollars resulting in the Company holding a larger than usual amount of Canadian dollars. During the second quarter of 2008, the Canadian dollar strengthened versus the US dollar, resulting in a foreign exchange gain of $27,547 (2007 – $7,012) for the second quarter. This gain was only enough to partially offset the foreign exchange loss recognized in the first quarter of 2008 when the Canadian dollar weakened against the US dollar. As a result, the Company recognized a foreign exchange loss of $33,182 for the first 6 months of 2008 compared to the foreign exchange gain of $6,975 recognized in the first 6 months of 2007.

The future income tax recovery was $3,374 (2007 – nil) for the second quarter of 2008 and $35,263 (2007 – nil) for the first 6 months of 2008. The Company records a future income tax liability which relates to the excess of book value of mineral properties and deferred exploration expenditures over tax values. The future income tax recovery is that portion of the future income tax liability which been offset by applying the Company's available income tax losses.

LIK Property, Alaska

Unless otherwise stated, the technical information in this section in respect of the LIK property is based upon the "Amended Technical Report on the LIK Deposit, Northern Alaska, U.S.A." dated August 20, 2007 as amended October 29, 2007 (the "Technical Report") prepared by Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA"). The author of the Technical Report is a "qualified person" for purposes of NI 43-101. Scott Wilson RPA is independent of the Company, within the meaning of NI 43-101, as is the author of the Technical Report. The Technical Report is available on the Company's website (www.zazumetals.com) and on SEDAR (www.sedar.com).

In February 2008, the Company retained Scott Wilson RPA to prepare a current mineral resource estimate and an accompanying NI 43-101 technical report. Scott Wilson RPA will incorporate results from the Company's 2007 diamond drill program with the historical drilling of 135 drill holes comprising 86,000 feet (26,200 metres) in order to prepare a current resource estimate. Scott Wilson RPA's technical report will also include information based on different cut-off grades, assumed operating costs, metal recoveries, smelter and transportation costs, and long-term metal price assumptions. The Company expects to receive this report in the third quarter of 2008.

During the second quarter of 2008, the Company incurred $938,579 (2007 – $56,904) in exploration expenditures at the LIK property. Exploration expenditures for the first 6 months of 2008 were $1,234,973 (2007 – $86,393).

Total deferred property expenditures, including acquisition and an allowance for future income taxes, were $22,913,691 at June 30, 2008. The Company has also purchased a second drill rig and other mobile and camp equipment for use in 2008 field season.

During the 2008 field season, the Company plans to complete a 10,000 meter diamond drill program, primarily to upgrade the LIK South historic resource to a fully compliant NI 43-101 measured and indicated resource. Approximately 26,000 meters of diamond drilling has been carried out on the LIK property to date. The bulk of the 10,000 meter program will be devoted to in-fill drilling. However, the Company also plans a number of step out holes, particularly towards the southwest portion of the LIK deposit.

In addition to the diamond drilling, the Company plans to conduct a ground geophysical program in 2008, consisting initially of gravity and pulse EM surveys and possibly a limited amount of borehole geophysics. In 2009, the Company plans to complement this year's work with both regional and localized IP surveys.

The Company has also retained an independent engineering firm to evaluate development of approximately 12 miles of new gravel road to connect the Delong Mountain Transportation System to the LIK property. The engineering firm will provide engineering and design drawings, quantity estimates, and permitting assistance.

Work also continues on environmental studies that were initiated in 2007.

SUMMARY OF QUARTERLY RESULTS

(unaudited)

For the quarters ended:

	6/30/08 $	3/31/08 $	12/31/07 $	9/30/07 $	6/30/07 $	3/31/07 $	12/31/06 $
Interest income	57,861	92,988	85,834	101,567	125,427	119,684	12,937
Net income (loss)	(673,690)	(1,458,355)	(621,721)	(77,563)	(24,527)	6,278	(157,446)
Income (loss) per share:							
- basic	(0.02)	(0.05)	(0.07)	(0.01)	(0.00)	0.00	(0.08)
- diluted	(0.02)	(0.05)	(0.07)	(0.01)	(0.00)	0.00	(0.08)

The Company was incorporated on November 29, 2006. The quarter ended December 31, 2006 was the Company's first period of operations and covers November 29, 2006 through December 31, 2006.

Stock-based compensation expense of $234,900 for the fourth quarter of 2007, $1,090,000 for the first quarter of 2008 and $384,500 for the second quarter of 2008 is included in the Company's net loss. The Company records stock-based compensation expense over the vesting period of each option granted with the result that the expense is greater at the beginning of the option and then diminishes over the term of the option. Excluding stock-based compensation expense, the Company's net losses would amount to $386,821 for the fourth quarter of 2007, $368,355 for first quarter of 2008 and $289,190 for the second quarter of 2008. These amounts reflect normal overheads expected by the Company given its current stage of operations.

LIQUIDITY AND CAPITAL RESOURCES

Historically the Company's primary source of funding has been the sale of equity securities for cash. The Company is not in commercial production on the LIK property and, accordingly, it does not generate cash from operations.

At June 30, 2008, the Company had cash and cash equivalents totalling $8,263,352 as compared to $10,538,533 at December 31, 2007. The Company has no significant financial or other instruments except that its cash balances are primarily invested in easily liquidated bankers' acceptances. The Company does not have any exposure to Asset-Backed Commercial Paper.

At June 30, 2008, the Company's aggregate commitments for operating leases for its offices in Vancouver and Anchorage totalled CDN$99,314 and $1,185 respectively. In March 2008, the Company entered into a lease for its head office in Vancouver. The lease calls for monthly payments of CDN$5,275 for the period May 2008 through October 2009.

Under the contract with its drilling contractor, the Company agreed to complete a minimum of 30,000 feet of drilling. A total of 4,564 feet was drilled during the 2007 work season, and 6,081 feet was drilled in June 2008.

In January 2008, the Company entered into an agreement for the use of a helicopter during the 2008 work season at the LIK property. The agreement calls for minimum fees of $245,700 over the expected 90-100 day season. In June 2008, the Company entered into agreements for geochemical and geophysical services at the LIK property. The agreements call for fees of $91,700 and are expected to be incurred during the 2008 work season.

The Company also had commitments of $3,452,083 for amounts due under various consulting and employment contracts.

The following is a summary of the Company's contractual obligations and commitments as at June 30, 2008:

	Total	2008	2009 – 2011	2012 - 2013	2014 and beyond
Exploration services agreements – US$	$ 966,038	$ 966,038	$ -	$ -	$ -
Office operation leases – CDN$	99,314	34,282	65,032	-	-
Office operation leases – US$	1,185	1,185	-	-	-
Consulting agreements – US$	2,136,250	289,500	1,575,500	271,250	-
Employment agreements – US$	1,315,833	155,000	930,000	230,833	-

The Company has entered into consulting and employment agreements with senior officers for terms ranging from three to five years and for an aggregate of $655,000 per year. The Company may terminate these agreements at any time, subject to the payment of fees ranging from a lump sum payment amounting to three months of the contract fee, to a lump sum amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

OFF-BALANCE SHEET ARRANGEMENTS

During the 6 months ended June 30, 2008 and up to the date of this report, the Company had no off-balance sheet transactions.

TRANSACTIONS WITH RELATED PARTIES

The Company incurred legal fees during the second quarter of $15,641 (2007 – $2,747) payable to a legal firm whose partner is a director of the Company. For the six months ended June 30, 2008 the Company paid $15,641 (2007 – $87,019) for legal, incorporation and share issuance costs to this legal firm.

Under the Company's policy for director remuneration, each director receives a base fee of CDN$12,000 per year. In addition, all directors are entitled to be reimbursed for reasonable expenses (including travel) incurred in connection with the attendance of committee or directors' meetings. Directors (other than the Chairman) who chair a committee are entitled to additional compensation as follows: (i) CDN$10,000 to chair the Audit Committee; (ii) CDN$5,000 to chair the Corporate Governance Committee; and (iii) CDN$5,000 to chair the Compensation and Nomination Committee. The directors who are also employees of the Company (or any of its subsidiaries) do not receive any compensation for serving as directors. During the second quarter of 2008, the Company incurred $9,819 (2007 – nil) for directors' fees. Directors' fees for the six months ended June 30, 2008 totalled $23,819 (2007 – nil).

The total amount payable to related parties at June 30, 2008 was $18,293 (2007 – nil). As at December 31, 2007, the Company owed $34,875. The amounts due to related parties are interest free with no specific terms of repayment.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of special voting shares, issuable in series. At August 12, 2008, the Company had 30,663,771 Common Shares issued and outstanding as well as warrants to purchase an additional 1,268,150 common shares and broker warrants to purchase an additional 573,795 common shares. There were also 2,925,000 stock options outstanding, though only 975,000 were vested, and thus exercisable, at August 12, 2008. There are no special voting shares outstanding.

If fully exercised, the warrants, broker warrants and stock options would bring a further $8,975,000 to the Company's treasury.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Corporation.

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. The Company's accounting policies are described in note 2 of the December 31, 2007 audited annual consolidated financial statements and note 2 of the June 30, 2008 unaudited interim consolidated financial statements.

The Company is capitalizing all direct acquisition, land holding and exploration expenditures related to its properties until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations.

In addition, Canadian generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been any change in circumstances which would indicate impairment of the capitalized mineral property, plant and equipment. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment to its estimated fair value, which would reduce the Company's earnings and net assets.

The Company recognizes stock-based compensation expense using the fair value method at the date of grant. Under the fair value based method, compensation cost attributable to options granted is measured at the fair value at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized over the vesting period of the underlying options, with the offset to a separate component of shareholders' equity (Stock options). Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and/or vested during the period.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

In February 2007, the CICA issued Handbook Section 1535, Capital Disclosures which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of the Company's financial statements to evaluate the entity's objectives, policies and processes for managing capital. The Company adopted this standard effective January 1, 2008.

In February 2007, the CICA issued Handbook Section 3862, Financial Instruments – Disclosure ("Section 3862") and Handbook Section 3863, Financial Instruments – Presentation ("Section 3863"), which are effective for fiscal years beginning on or after October 1, 2007. The Company adopted these standards effective January 1, 2008. The objective of Section 3862 is to provide financial statement disclosure to enable financial statement users to evaluate the significance of financial instruments on the Company's financial position and performance and the

nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date, and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows. The Company has designated its cash and cash equivalents as available-for-sale which are recorded at fair value. Receivables are designated as loans and receivables, which are recorded at amortized cost. Accounts payable and accrued liabilities are designated as other financial liabilities, which are recorded at amortized cost. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their immediate or short term nature.

In June 2007, the CICA issued Handbook Section 3031, Inventories which became effective on January 1, 2008. This section requires that inventory be recorded at the lower of cost or net realizable value. This section also clarifies that the allocation of fixed production overhead requires the consistent use of either first-in, first-out or the weighted average method to measure inventory, and requires that any previous write-downs be reversed when the value of the inventory increases. The amount of the reversal is limited to the amount of the original write-down. The Company adopted this standard effective January 1, 2008 with no effect on the Company's financial statements.

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with international financial reporting standards ("IFRS") over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FINANCIAL AND OTHER INSTRUMENTS

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and the amount due to related parties, some of which are denominated in Canadian dollars. These accounts are recorded at cost in US dollars, which approximates fair value. The Company is exposed to financial gain or loss as a result of foreign exchange movements by the Canadian dollar against the US dollar.

The Company's cash and cash equivalents are primarily invested in easily liquidated bankers' acceptances. The Company does not have any exposure to Asset-Backed Commercial Paper.

In addition to US dollar costs, the Company also incurs general and administrative costs denominated in Canadian dollars. Accordingly, the Company's general and administrative costs are affected by changes in the foreign exchange rate of the Canadian dollar. Canadian dollar denominated costs, including stock-based compensation expense, represent approximately 70% of the Company's total budgeted general and administrative costs for 2008. A 10% increase in the value of the Canadian dollar against the US dollar could increase the Company's reported general and administrative costs by approximately $285,000 annually. The Company has elected not to hedge its exposure to fluctuations in the Canadian dollar by buying fixed rate forward contracts in Canadian dollars.

CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes to the Company's internal control over financial reporting that occurred during the 6 months ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

DISCLOSURE CONTROLS

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiary, is made known to the Company's certifying officers. The Company's Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company's disclosure controls and procedures as of June 30, 2008 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

OUTLOOK

The Company has prepared a proposed work program of exploration to take place during the 2008 summer field season. The program calls for 10,000 meters of diamond drilling with the goal of increasing the resource base and defining proven and probable reserves. The Company also plans to carry out environmental work, including the commencement of an environmental impact study, in order to obtain all necessary land use and operating permits for the LIK property. The Company will also commence regional induced polarization and gravity geophysical surveys to extend know mineralization and search for additional mineralization at depth and to the north of the LIK deposit. Metallurgical studies are ongoing. Independent engineering firms are continuing their work on environmental and road access studies.

The estimated cost of the 2008 work program is approximately $4.5 million

The Company begins the third quarter of 2008 with $8.3 million in cash which it believes will be sufficient to finance its planned business objectives for the remainder of 2008 and part of 2009. In order to fund further exploration work and advance the LIK property, the Company may be required to raise additional financing through the issuance of its securities.

RISK FACTORS

The financing, exploration, development and mining of any of the Company's properties is subject to a number of factors including the price of zinc, lead and silver, laws and regulations, political conditions, currency fluctuations, environmental regulations, hiring qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors are favorable but could change at any time and negatively affect the Company's operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of the Company's future financial performance.

Exploration Risk

Mineral exploration and development involve a high degree of risk and few projects are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in the definition of a body of commercial ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including environmental regulations.

Financial Capability and Additional Financing

If the Company's exploration programs are successful, additional funds will be required in order to complete the development of its properties. The only sources of future funds presently available to the Company are the sale of additional equity capital or the entering into of joint venture arrangements or other strategic alliances in which the funding sources could become entitled to an interest in the properties or the projects. The Company's capital

resources are largely determined by the strength of the junior resource market and by the status of the Company's projects in relation to these markets, and its ability to compete for investor support of its projects.

The Company is participating in the exploration and possible development of the LIK property through a joint venture with Teck Cominco American, Inc. ("Teck American"), a wholly owned subsidiary of Teck Cominco Limited. Zazu is the operator of the joint venture and has the right to earn from Teck American a further 30% interest by incurring qualifying exploration expenditures on or before January 27, 2018. The terms of the joint venture are governed by the LIK Block Agreement, signed in 1983 which specified an amount of $25.0 million of qualifying expenditures to be adjusted annually for inflation, and which balance is currently estimated to be approximately $41.4 million. Accordingly, the exact amount the Company is required to spend is uncertain and the longer the duration of time over which such expenditures are made, the greater the potential variability in this spending obligation.

There is no assurance that the Company will be successful in raising sufficient funds to meet its obligations or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, the Company may have to forfeit its interest in properties or prospects earned or assumed under such contracts. In addition, if the Company does not raise the funds to complete the currently proposed exploration programs, the viability of the Company could be jeopardized.

Permits and Government Regulation

Although the Company believes it has all of the necessary permits to carry out the proposed exploration programs, the operations of the Company may require licenses and permits from time to time from various governmental authorities to carry out exploration and development at its projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company or its joint venture partner will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company or its joint venture partner from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. In addition, the requirements applicable to sustain existing permits and licenses may change or become more stringent over time and there is no assurance that the Company or its joint venture partner will have the resources or expertise to meet its obligations under such licenses and permits.

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment, historical and archaeological sites and endangered and protected species of plants and animals. Although the exploration activities of the Company are currently carried out in material compliance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development. New rules and regulations may be enacted or existing rules and regulations may be applied to the operations and activities of the Company and could have a substantial adverse impact on the Company.

In the United States, Congress has considered a number of proposed amendments to the General Mining Law of 1872. If adopted, such amendments could, among other things, substantially increase the cost of holding unpatented mining claims, impair the ability of companies to develop mineral resources on unpatented mining claims and impose royalties on production from unpatented mining claims. The effects, if any, of any such amendments on the Company and its operations cannot be determined at this time.

Fluctuating Prices

The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, rate of inflation, world supply of mineral commodities, consumption patterns, sales of zinc,

lead and silver, forward sales by producers, production, industrial and consumer demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The prices of commodities are affected by numerous factors beyond the Company's control.

Environmental Regulation

The Company's activities are subject to environmental laws and regulations which may materially adversely affect its future operations. These laws and regulations control the exploration and development of the LIK property and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of plant and animal life, and the preservation of lands. These laws and regulations will require the Company to acquire permits and other authorizations for certain activities. There can be no assurance that the Company will be able to acquire such necessary permits or authorizations on a timely basis, if at all.

Further, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

The Company is not currently insured against most environmental risks. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy.

More information

For a further discussion of risk factors, please see "Risk Factors" in the Investors section of our website (www.zazumetals.com).

ZAZU METALS CORPORATION

Suite 375 - 375 Water Street
Vancouver, BC
V6C 5C6

Tel: (604) 878-9298
Fax: (877) 878-7098
info@zazumetals.com

PRESS RELEASE

ZAZU HITS HIGH GRADE ZINC INTERCEPTS AT START OF SUMMER PROGRAM

Vancouver, British Columbia, August 19, 2008

Zazu Metals Corporation (TSX: ZAZ, "Zazu") is pleased to announce the first set of drill results from the summer development program at the Lik zinc - lead - silver deposit, 22 km from the Red Dog zinc mine of Teck Cominco (TSX: TCK.B; NYSE: TCK, "Teck") in northwestern Alaska.

Zazu is in receipt of the assay results for the first 13 holes of the 36 completed so far this season. All of the 13 intersected mineralization. Two holes have assays where the zinc grade exceeded 30% - the maximum value for the assay method. Zazu is still drilling, and additional results will be forthcoming. Table 1 provides highlights of assay results for these first 13 holes.

Of the 13 holes, 11 are in south west corner of the Lik South deposit. The two highest grading holes (157 and 159) are located towards the center of Lik South, where the next stage of the drilling program is taking place. A map of the drill hole locations is available at http://www.zazumetals.com/main/?proposedWorkProgram .

Table 1. Assay result highlights for the first 13 holes of the 2008 summer development program

DDH # & Grid Loc.	% Pb Wt. Avg	% Zn Wt. Avg	% Pb+Zn Wt. Avg	Ag (g/t) Wt. Avg	Sample Length (m)	From (m)	To (m)
DDH 147							
1200N 480W	0.41	3.53	3.94	64	1.98	123.1	125.1
DDH 148							
00N 100W	2.50	9.83	12.33	1	7.0	30.5	37.5
	0.46	2.84	3.3	17	10.7	48.2	58.8
DDH 149							
00N 300W	0.33	5.85	6.18	3	0.6	75.6	76.2
DDH 150							
800N 570W	1.26	4.28	5.54	53.85	21.64	159.41	181.05
including	2.03	5.57	7.59	69.29	9.45	159.41	168.86
DDH 151							
00N 200W	0.70	6.74	7.44	1.3	20.4	53.6	74.1
including	1.10	9.67	10.78	1.0	13.0	54.3	67.2
DDH 152							
00N 400W	0.7	3.9	4.6	4.2	29.9	56.4	84.4
including	2.2	11.8	14.0	2	1.8	56.4	58.2
including	2.4	9.3	11.7	3.9	2.7	63.4	66.1
including	1.3	9.3	10.6	5.3	3.2	68.0	71.2
including	0.9	4.3	5.2	7.5	7.3	77.1	84.4
	1.8	2.8	4.6	5.0	2.6	126.2	128.8
DDH 153							

600N 300W	2.01	6.79	8.79	55.57	24.99	97.80	122.80
including	4.36	10.95	15.31	70.00	9.14	103.33	112.47
including	1.28	12.75	14.04	77.73	3.35	119.48	122.83
DDH 154							
400N 300W	0.16	1.49	1.65	2.58	3.66	101.50	105.16
DDH 155							
1000N 450W	0.01	0.71	0.72	3.00	9.14	219.15	228.30
DDH 156							
400N 100E	0.97	4.42	5.39	2.87	18.9	97.8	122.8
including	1.20	4.92	6.13	2.51	14.3	33.8	48.2
including	1.82	6.64	8.45	1.75	6.1	33.8	39.9
DDH 157							
2000N 300W	2.40	9.62*	12.02	95.75	17.37	151.79	169.16
including	4.29	18.18*	22.47	159.78	8.23	151.79	160.02
	* - includes one Zn assay over 4 ft reported as >30% (max. for assay method) and calculated as 30%						
DDH 158							
1200N 90W	1.33	3.19	4.52	12.38	6.40	43.59	49.99
DDH 159							
2200N 100E	2.75	7.86	10.61**	88.53	26.82	30.18	57.00
including	3.90	11.22	15.12**	128.72	17.22	39.78	57.00
including	7.64	19.17	26.81**	200.68	7.62	46.94	54.56
including	13.15	28.62	41.77**	336.92	3.96	48.46	52.43
	** - includes two Zn assays over 10 ft (159'-169') reported as >30% (max. for assay method) and calculated as 30%						

Table 1 Assays were conducted by ALS Chemex Laboratories of Fairbanks, Alaska

During the 2008 field season, Zazu intends to:

1. Establish a fully compliant NI 43-101 resource for the Lik South deposit based on 26,000 meters of drilling already completed and up to 10,000 meters planned for 2008.

2. Complete geophysical programs to identify potential extensions to the resource, especially in the North Lik area (field work has now been completed; analysis is now pending).

3. Complete initial metallurgical testing (done; results announced June 4th, 2008) and commence design of a preliminary flow sheet.

4. Continue and expand environmental studies by Travis Peterson Environmental to support future mine permitting processes.

To achieve these goals Zazu has 2 drill rigs operated by 3 crews. The drill program is managed by Joe Britton, Zazu's Vice President of Exploration, and supervised by Neil N. Gow, P.Geo. , an Associate Consulting Geologist with Scott Wilson RPA of Toronto, Ontario. The majority of the drill holes are in-fill, with some step out holes and testing at depth in the southern portion of the Lik deposit.

In 2009, Zazu plans to complement this year's work with both regional and localized IP surveys to identify further exploration targets. To date, only a relatively small portion of the Lik property has been subject to detailed exploration.

The historical mineral resource at the Lik deposit is 26.7 mm tonnes grading 9.16% zinc, 3.15% lead and 49 g/t silver representing one of the largest undeveloped zinc – lead deposits in the world. These historical estimates predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the LIK deposit. They should not be relied upon until further work is carried out.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

This news release was reviewed by Mr. Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA, who is a qualified person as defined by National Instrument 43-101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the Lik zinc – lead - silver deposit in north western Alaska. As of June 30th, 2008, Zazu had over $8.0 million in cash and short- term investments; more than sufficient to fund the 2008 work program. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website (teckcominco.com). Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck Cominco website

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Matthew Ford
V.P. of Corporate Development
Tel: 210 858-7512
Email:mford@zazumetals.com

or

Michael A. Steeves
President & COO
Tel: (604) 878-9298
Email: msteeves@zazumetals.com

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements

address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

ZAZU METALS CORPORATION

Suite 375 - 375 Water Street
Vancouver, BC
V6C 5C6

Tel: (604) 878-9298
Fax: (877) 878-7098
info@zazumetals.com

PRESS RELEASE

ZAZU HITS HIGH GRADE ZINC INTERCEPTS AT START OF SUMMER PROGRAM

Vancouver, British Columbia, August 19, 2008

Zazu Metals Corporation (TSX: ZAZ, "Zazu") is pleased to announce the first set of drill results from the summer development program at the Lik zinc - lead - silver deposit, 22 km from the Red Dog zinc mine of Teck Cominco (TSX: TCK.B; NYSE: TCK, "Teck") in northwestern Alaska.

Zazu is in receipt of the assay results for the first 13 holes of the 36 completed so far this season. All of the 13 intersected mineralization. Two holes have assays where the zinc grade exceeded 30% - the maximum value for the assay method. Zazu is still drilling, and additional results will be forthcoming. Table 1 provides highlights of assay results for these first 13 holes.

Of the 13 holes, 11 are in south west corner of the Lik South deposit. The two highest grading holes (157 and 159) are located towards the center of Lik South, where the next stage of the drilling program is taking place. A map of the drill hole locations is available at http://www.zazumetals.com/main/?proposedWorkProgram .

Table 1. Assay result highlights for the first 13 holes of the 2008 summer development program

DDH # & Grid Loc.	% Pb Wt. Avg	% Zn Wt. Avg	% Pb+Zn Wt. Avg	Ag (g/t) Wt. Avg	Sample Length (m)	From (m)	To (m)
DDH 147							
1200N 480W	0.41	3.53	3.94	64	1.98	123.1	125.1
DDH 148							
00N 100W	2.50	9.83	12.33	1	7.0	30.5	37.5
	0.46	2.84	3.3	17	10.7	48.2	58.8
DDH 149							
00N 300W	0.33	5.85	6.18	3	0.6	75.6	76.2
DDH 150							
800N 570W	1.26	4.28	5.54	53.85	21.64	159.41	181.05
including	2.03	5.57	7.59	69.29	9.45	159.41	168.86
DDH 151							
00N 200W	0.70	6.74	7.44	1.3	20.4	53.6	74.1
including	1.10	9.67	10.78	1.0	13.0	54.3	67.2
DDH 152							
00N 400W	0.7	3.9	4.6	4.2	29.9	56.4	84.4
including	2.2	11.8	14.0	2	1.8	56.4	58.2
including	2.4	9.3	11.7	3.9	2.7	63.4	66.1
including	1.3	9.3	10.6	5.3	3.2	68.0	71.2
including	0.9	4.3	5.2	7.5	7.3	77.1	84.4
	1.8	2.8	4.6	5.0	2.6	126.2	128.8
DDH 153							

600N 300W	2.01	6.79	8.79	55.57	24.99	97.80	122.80
including	4.36	10.95	15.31	70.00	9.14	103.33	112.47
including	1.28	12.75	14.04	77.73	3.35	119.48	122.83
DDH 154							
400N 300W	0.16	1.49	1.65	2.58	3.66	101.50	105.16
DDH 155							
1000N 450W	0.01	0.71	0.72	3.00	9.14	219.15	228.30
DDH 156							
400N 100E	0.97	4.42	5.39	2.87	18.9	97.8	122.8
including	1.20	4.92	6.13	2.51	14.3	33.8	48.2
including	1.82	6.64	8.45	1.75	6.1	33.8	39.9
DDH 157							
2000N 300W	2.40	9.62*	12.02	95.75	17.37	151.79	169.16
including	4.29	18.18*	22.47	159.78	8.23	151.79	160.02
	* - includes one Zn assay over 4 ft reported as >30% (max. for assay method) and calculated as 30%						
DDH 158							
1200N 90W	1.33	3.19	4.52	12.38	6.40	43.59	49.99
DDH 159							
2200N 100E	2.75	7.86	10.61**	88.53	26.82	30.18	57.00
including	3.90	11.22	15.12**	128.72	17.22	39.78	57.00
including	7.64	19.17	26.81**	200.68	7.62	46.94	54.56
including	13.15	28.62	41.77**	336.92	3.96	48.46	52.43
	** - includes two Zn assays over 10 ft (159'-169') reported as >30% (max. for assay method) and calculated as 30%						

Table 1 Assays were conducted by ALS Chemex Laboratories of Fairbanks, Alaska

During the 2008 field season, Zazu intends to:

1. Establish a fully compliant NI 43-101 resource for the Lik South deposit based on 26,000 meters of drilling already completed and up to 10,000 meters planned for 2008.

2. Complete geophysical programs to identify potential extensions to the resource, especially in the North Lik area (field work has now been completed; analysis is now pending).

3. Complete initial metallurgical testing (done; results announced June 4th, 2008) and commence design of a preliminary flow sheet.

4. Continue and expand environmental studies by Travis Peterson Environmental to support future mine permitting processes.

To achieve these goals Zazu has 2 drill rigs operated by 3 crews. The drill program is managed by Joe Britton, Zazu's Vice President of Exploration, and supervised by Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA of Toronto, Ontario. The majority of the drill holes are in-fill, with some step out holes and testing at depth in the southern portion of the Lik deposit.

In 2009, Zazu plans to complement this year's work with both regional and localized IP surveys to identify further exploration targets. To date, only a relatively small portion of the Lik property has been subject to detailed exploration.

The historical mineral resource at the Lik deposit is 26.7 mm tonnes grading 9.16% zinc, 3.15% lead and 49 g/t silver representing one of the largest undeveloped zinc – lead deposits in the world. These historical estimates predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the LIK deposit. They should not be relied upon until further work is carried out.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

This news release was reviewed by Mr. Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA, who is a qualified person as defined by National Instrument 43-101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the Lik zinc – lead - silver deposit in north western Alaska. As of June 30th, 2008, Zazu had over $8.0 million in cash and short- term investments; more than sufficient to fund the 2008 work program. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website (teckcominco.com). Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck Cominco website

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Matthew Ford	or	Michael A. Steeves
V.P. of Corporate Development		President & COO
Tel: 210 858-7512		Tel: (604) 878-9298
Email:mford@zazumetals.com		Email: msteeves@zazumetals.com

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements

address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

Form 52-109F2 - Certification of Interim Filings

I, **Gil Atzmon, the Chief Executive Officer of Zazu Metals Corporation**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Zazu Metals Corporation** (the issuer) for the interim period ending **June 30, 2008**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 13, 2008

Signed: "Gil Atzmon"

Gil Atzmon
Chief Executive Officer

ZAZU METALS CORPORATION

Interim Financial Statements
For the 6 months ended June 30, 2008 and 2007
Unaudited
(in US dollars)


ZAZU
METALS CORPORATION

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Balance Sheets
In U.S. dollars
(Unaudited)

	June 30, 2008	December 31, 2007
ASSETS		
Current assets		
Cash and cash equivalents	$ 8,263,352	$ 10,538,533
Receivables	48,219	75,410
Prepaid expenses	70,004	53,789
	8,381,575	10,667,732
Mineral properties (note 3)	22,913,691	21,533,657
Equipment (note 4)	535,259	286,212
	$ 31,830,525	$ 32,487,601
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 424,560	$ 642,761
Due to related parties (note 5)	18,293	34,875
	442,853	677,636
Future income taxes (note 6)	109,798	-
	552,651	677,636
SHAREHOLDERS' EQUITY		
Capital stock (note 7(a))	30,943,372	31,025,718
Warrants (note 7(b))	749,600	749,600
Contributed surplus (note 7(c))	674,472	674,472
Stock options (note 7(e))	1,917,200	234,900
Deficit	(3,006,770)	(874,725)
	31,277,874	31,809,965
	$ 31,830,525	$ 32,487,601

Commitments (note 10)

Approved by the Board of Directors:

"Gil Atzmon" (signed)
Gil Atzmon
Director

"Bryan Morris" (signed)
Bryan Morris
Director

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
In U.S. dollars
(Unaudited)

	Three months ended	June 30,	Six months ended	June 30,
	2008	2007	2008	2007
General and administrative expenses:				
Amortization	$ 1,512	$ -	$ 2,580	$ -
Audit and accounting	43,429	37,971	60,581	40,640
Consulting fees	116,250	30,000	270,500	60,000
Directors' fees	9,819	-	23,819	-
Incorporation costs	-	-	-	5,367
Insurance	19,948	5,875	42,343	5,875
Investor and shareholder relations	8,186	17,497	14,261	28,321
Legal fees	23,731	18,520	37,482	31,670
Office, rent and communication	29,523	1,557	62,741	5,307
Regulatory and transfer agent	6,007	2,367	20,962	4,103
Salaries and benefits	97,534	34,869	226,340	67,073
Stock based compensation (note 7(e))	384,500	-	1,474,500	-
Travel	22,033	8,310	48,866	21,979
Loss before other items	762,472	156,966	2,284,975	270,335
Other items:				
Interest income	57,861	125,427	150,849	245,111
Foreign exchange gain (loss)	27,547	7,012	(33,182)	6,975
Loss before taxes	(677,064)	(24,527)	(2,167,308)	(18,249)
Future income tax recovery (note 6)	3,374	-	35,263	-
Net loss and comprehensive loss for the period	(673,690)	(24,527)	(2,132,045)	(18,249)
Deficit, beginning of period	(2,333,080)	(151,168)	(874,725)	(157,446)
Deficit, end of period	($ 3,006,770)	($ 175,695)	($ 3,006,770)	($ 175,695)
Basic and diluted loss per share	($ 0.02)	($ 0.00)	($ 0.07)	($ 0.00)
Weighted average number of shares outstanding	30,663,771	5,200,000	30,663,771	5,157,459

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Consolidated Statements of Cash Flow
In U.S. dollars
(Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2008	2007	2008	2007
Cash was provided by (used in):				
Operating activities				
Loss for the period	($ 673,690)	($ 24,527)	($ 2,132,045)	($ 18,249)
Items not involving cash:				
Amortization	1,512	-	2,580	-
Stock based compensation (note 7(e))	384,500	-	1,474,500	-
Future income tax recovery	(3,374)	-	(35,263)	-
Change in non-cash working capital (note 9)	(100,032)	(193,953)	(594,895)	(276,562)
	(391,084)	(218,480)	(1,285,123)	(294,811)
Financing activities				
Shares issued for cash	-	-	-	100,000
Share issuance costs	(82,346)	-	(82,346)	-
Special warrants issued for cash	-	18,645,200	-	18,645,200
Special warrants issuance costs	-	(1,405,929)	-	(1,448,083)
	(82,346)	17,239,271	(82,346)	17,297,117
Investing activities				
Deferred exploration costs	(547,913)	(56,904)	(595,650)	(86,393)
Purchase of equipment	(257,831)	-	(312,061)	-
Property acquisition	-	(20,097,313)	-	(20,248,518)
	(805,745)	(20,154,217)	(907,713)	(20,334,911)
Decrease in cash and cash equivalents	(1,279,175)	(3,133,426)	(2,275,182)	(3,332,605)
Cash and cash equivalents, beginning of period	9,542,526	10,312,338	10,538,533	10,511,517
Cash and cash equivalents, end of period	$ 8,263,352	$ 7,178,912	$ 8,263,352	$ 7,178,912

Non-cash transactions:				
Stock based compensation capitalized to mineral properties	$ 51,900	$ -	$ 207,800	$ -
Increase in accounts payable and accrued liabilities related to mineral properties and equipment	68,280	36,634	371,088	41,629

The accompanying notes are an integral part of these financial statements

ZAZU METALS CORPORATION

(An Exploration Stage Company)
Notes to the Interim Financial Statements
For the periods ended June 30, 2008 and 2007
In U.S. dollars
(Unaudited)

---

1. Nature of operations

Zazu Metals Corporation ("Zazu" or the "Company") is a Canadian company which is engaged in the exploration and development of mineral properties. The Company was incorporated by a Certificate of Incorporation issued pursuant to the provisions of the Canada Business Corporations Act on November 29, 2006.

The Company is currently exploring a mineral exploration property located in the State of Alaska, United States and has not yet determined whether its mineral property contains resources that are economically recoverable. The underlying value of the Company's mineral property and the recoverability of the related deferred costs are entirely dependent on the existence of economically recoverable resources in its mineral property and the ability of the Company to obtain the necessary financing to complete development and upon future profitable production from, or the proceeds from the disposition of, its mineral property.

2. Significant Accounting Policies

a) Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company as at, and for the year ended, December 31, 2007. These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the December 31, 2007 audited annual consolidated financial statements of the Company, except as described in (b) below.

b) Recent accounting pronouncements

In February 2007, the CICA issued Handbook Section 1535, *Capital Disclosures* which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of the Company's financial statements to evaluate the entity's objectives, policies and processes for managing capital. The Company adopted this standard effective January 1, 2008 (see note 11).

In February 2007, the CICA issued Handbook Section 3862, *Financial Instruments – Disclosure* ("Section 3862") and Handbook Section 3863, *Financial Instruments – Presentation* ("Section 3863"), which are effective for fiscal years beginning on or after October 1, 2007. The Company adopted these standards effective January 1, 2008. The objective of Section 3862 is to provide financial statement disclosure to enable financial statement users to evaluate the significance of financial instruments on the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date, and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows. The Company has designated its cash and cash equivalents as available-for-sale which are recorded at fair value. Receivables are designated as loans and receivables, which are recorded at amortized cost. Accounts payable and accrued liabilities are designated as other financial liabilities, which are recorded at amortized cost. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their immediate or short term nature.

In June 2007, the CICA issued Handbook Section 3031, *Inventories* which became effective on January 1, 2008. This section requires that inventory be recorded at the lower of cost or net realizable value. This section also clarifies that the allocation of fixed production overhead requires the consistent use of either first-in, first-out or the weighted average method to measure inventory, and requires that any previous write-downs be reversed when the value of the

inventory increases. The amount of the reversal is limited to the amount of the original write-down. The Company adopted this standard effective January 1, 2008 with no effect on the Company's financial statements.

In November 2007, the CICA approved new Section 3064, *Goodwill and Intangible Assets*, replacing Sections 3062, *Goodwill and Other Intangible Assets*, and 3450, *Research and Development Costs*. New Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets and becomes effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted. The Company has not yet determined the effect, if any, that the adoption of this new standard will have on its financial statements.

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with international financial reporting standards ("IFRS") with over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. Mineral properties

LIK Property, Alaska

The Company is participating in the exploration and possible development of the LIK property through a joint venture (50/50 increasing to 80/20 under certain circumstances) with Teck Cominco American, Inc. ("Teck American"), a wholly owned subsidiary of Teck Cominco Limited. Zazu acquired its interest in the joint venture in June 2007 by making a cash payment of $20,000,000 and granting a 2% net proceeds interest.

Zazu is the operator of the joint venture and has the right to earn from Teck American a further 30% interest by incurring qualifying exploration expenditures on or before January 27, 2018. The terms of the joint venture are governed by the LIK Block Agreement, signed in 1983 which specified an amount of $25.0 million of qualifying expenditures to be adjusted annually for inflation, and which balance is currently estimated to be approximately $41.8 million. As of March 31, 2008, a total of $7.1 million has been incurred in exploration expenditures pursuant to the terms of the LIK Block Agreement.

Once Zazu satisfies this expenditure obligation, Teck American has a onetime election to (i) maintain the 20% interest which shall become a participating interest pursuant to a joint operating agreement with a pro rata sharing of the pre-existing 1% net profits interest, or (ii) transfer its interest in exchange for a 2% net smelter return royalty interest such that Zazu would become the holder of a 100% undivided interest in the LIK property subject only to the pre-existing 1% net profits interest and the 2% net smelter royalty.

Acquisition and deferred exploration expenditures made by the Company are as follows:

	Balance December 31, 2007	2008 Expenditures	Balance June 30, 2008
Acquisition	$ 20,276,094	$ -	$ 20,276,094
Deferred exploration			
Administration	58,720	8,231	66,951
Assays/analysis	68,221	75,840	144,061
Camp construction and supplies	167,760	61,051	228,811
Drilling	418,258	551,100	969,358
Environmental consultants	22,278	86,527	108,805
Freight and logistics	185,364	75,040	260,404
Geological consultants	239,374	88,593	327,967
Insurance	-	8,597	8,597
Maps and reports	81,363	63,207	144,570
Travel	16,225	2,975	19,200
Vehicle	-	6,012	6,012
Stock based compensation	-	207,800	207,800
	1,257,563	1,234,973	2,492,536
Future income tax	-	145,061	145,061
	$ 21,533,657	$ 1,380,034	$ 22,913,691

4. Equipment

	June 30, 2008			December 31, 2007
	Cost	Accumulated amortization	Net book value	Net book value
Exploration equipment	$ 551,342	$ 105,544	$445,798	$ 275,847
Camp equipment	12,061	603	11,458	-
Vehicles	50,424	3,782	46,642	-
Computer equipment	11,165	3,481	7,684	6,056
Office furniture and equipment	24,528	851	23,677	4,309
	$649,520	$114,261	$535,259	$ 286,212

5. Related party transactions

During the second quarter of 2008, the Company incurred $9,819 (2007 – nil) for directors' fees. Directors' fees for the six months ended June 30, 2008 totalled $23,819 (2007 – nil). The Company also incurred legal fees during the second quarter of $15,641 (2007 – $2,747) payable to a legal firm whose partner is a director of the Company. For the six months ended June 30, 2008 the Company paid $15,641 (2007 – $87,019) for legal, incorporation and share issuance costs to this legal firm.

The total amount payable to related parties at June 30, 2008 was $18,293 (2007 – nil). As at December 31, 2007, the Company owed $34,875. The amounts due to related parties are interest free with no specific terms of repayment.

Related party transactions are in the ordinary course of business, occurring on terms that are similar to those of transactions with unrelated parties, and therefore are measured at the exchange amount.

6. Future income taxes

The future income tax liability relates to the excess of book value of mineral properties and deferred exploration expenditures over tax values. A portion of the future income tax liability has been offset by applying the Company's available income tax losses.

7. Capital stock

The Company's common shares and common share purchase warrants began trading on the Toronto Stock Exchange on December 19, 2007 under the symbols "ZAZ" and "ZAZ.WT", respectively.

a) *Common shares*

Authorized:

Unlimited Common Shares with no par value
Unlimited Special Voting Shares with no par value

Issued and outstanding:

	Number of shares	Amount
Balance, December 31, 2007	30,663,771	$ 31,025,718
Share issuance costs		(82,346)
Balance, June 30, 2008	30,663,771	$ 30,943,372

During the second quarter of 2008 the Company paid costs relating to the Company's initial public offering in December 2007.

b) *Warrants*

Issued and outstanding:

	Number of warrants	Amount
Balance, December 31, 2007	1,268,150	$ 749,600
Balance, June 30, 2008	1,268,150	$ 749,600

In connection with the Company's initial public offering completed in December 2007, the Company issued 2,536,300 units. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share for C$2.25 until December 19, 2012.

c) *Broker warrants and contributed surplus*

In connection with private placement financings in 2006 and 2007, the agent for such offerings was issued broker special warrants entitling the agent to receive Broker Warrants which are exercisable in whole or in part allowing the holder to purchase Common Shares. The fair value of the broker warrants was estimated on the date of issue and recorded in contributed surplus. These broker special warrants were converted into broker warrants upon the completion of the Company's initial public offering in December 2007. Broker warrants outstanding are:

	Number of broker warrants	Weighted average exercise price
Balance, December 31, 2007	1,480,195	$ 1.29
Expired	(906,400)	$1.00
Balance, June 30, 2008	573,795	$ 1.75

Each 2006 Broker Special Warrant was exercisable for one warrant (a "2006 Broker Warrant") for no additional consideration and was automatically converted for 2006 Broker Warrants in December 2007 upon completion of the Company's initial public offering. Each 2006 Broker Warrant was exercisable for one Common Share until June 20, 2008 at an exercise price of $1.00 per share when they expired unexercised.

Each 2007 Broker Special Warrant was exercisable for one warrant (a "2007 Broker Warrant") for no additional consideration and was automatically converted for 2007 Broker Warrants in December 2007 upon completion of the Company's initial public offering. Each 2007 Broker Warrant is exercisable for one Common Share until December 28, 2008 at an exercise price of $1.75 per share.

d) *Stock options*

The Company has a stock option plan which permits the Company's Board of Directors to grant stock options to certain employees, directors and consultants. The exercise price, term to expiry and vesting period are determined at the discretion of the Board of Directors but the exercise price may not be lower than the market price of the common shares on the date of grant, less any discount permitted by the Toronto Stock Exchange. The term to expiry is generally five years from the date of grant. The stock options can not vest sooner than one third after 90 days following the date of grant, a further one third after 12 months following the date of grant and the final one third after 18 months following the date of grant.

The following stock options to purchase common shares of the Company were authorized and outstanding at June 30, 2008:

	Number	Average exercise price (CDN)
Outstanding, December 31, 2007	2,775,000	$ 1.75
Granted	150,000	1.75
Outstanding, June 30, 2008	2,925,000	$ 1.75

The stock options outstanding at June 30, 2008 expire as follows:

Expiry Date	Number outstanding	Exercise price (CDN)	Exercisable
December 2012	2,775,000	$ 1.75	925,000
March 2013	150,000	$ 1.75	50,000
Outstanding, June 30, 2008	2,925,000	$ 1.75	975,000

e) *Stock based compensation*

During the second quarter of 2008 the Company recognized $436,400 of stock based compensation (2007 – nil) of which $51,900 was capitalized as a deferred exploration cost and $384,500 was expensed as stock based compensation. Stock based compensation for the six months ended June 30, 2008 totalled $1,682,300 (2007 – nil) of which $207,800 was capitalized as a deferred exploration cost and $1,474,500 was expensed as stock based compensation.

Accumulated stock based compensation at June 30, 2008 is as follows:

Balance, December 31, 2007	$ 234,900
Stock based compensation	1,682,300
Balance, June 30, 2008	$ 1,917,200

During the first quarter of 2008 the Company granted 150,000 options with an estimated weighted average fair value of $0.45 calculated using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	95%
Risk free rate	3.10%
Expected life of options	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and/or vested during the period.

8. Segmented information

The Company currently operates in one business segment, being the exploration and development of mineral properties. The Company's assets at June 30, 2008 and revenues and expenses for the 3 and 6 months ended June 30, 2008 by geographic areas are as follows:

	Canada	United States	Total
At June 30, 2008:			
Assets	$ 8,390,091	$ 23,440,434	$ 31,830,525
For the 3 months ended June 30, 2008:			
General and administrative expenses	($ 754,264)	($ 8,208)	($ 762,472)
Other items	85,408	-	85,408
Future income tax recovery	-	3,374	3,374
Net loss	($668,856)	$ (4,834)	($ 673,690)
For the 6 months ended June 30, 2008:			
General and administrative expenses	($ 2,257,537)	($ 27,438)	($2,284,975)
Other items	117,667	-	117,667
Future income tax recovery	-	35,263	35,263
Net loss	($ 2,139,870)	$ 7,825	($ 2,132,045)

The Company's assets at June 30, 2007 and revenues and expenses for the 3 and 6 months ended June 30, 2007 by geographic areas are as follows:

	Canada	United States	Total
At June 30, 2007:			
Assets	$ 7,278,847	$ 20,476,064	$ 27,754,911
For the 3 months ended June 30, 2007:			
General and administrative expenses	($ 145,219)	($ 11,747)	($ 156,966)
Other items	132,439	-	132,439
Net loss	($ 12,780)	($ 11,747)	($ 24,527)
For the 6 months ended June 30, 2007:			
General and administrative expenses	($ 248,874)	($ 21,461)	($ 270,335)
Other items	252,086	-	252,086
Net income (loss)	$ 3,212	($ 21,461)	($ 18,249)

9. Change in non-cash operating working capital

	Three months ended	June 30,	Six months ended	June 30,
	2008	2007	2008	2007
Receivables	$ 28,693	($ 19,766)	$ 27,191	($ 66,636)
Prepaid expenses	(28,700)	(150,891)	(16,215)	(174,391)
Accounts payable	(104,679)	3,797	(589,289)	6,172
Due to related parties	4,654	(27,093)	(16,582)	(41,707)
	($ 100,032)	($ 193,953)	($ 594,895)	($ 276,562)

10. Commitments

The following is a summary of the Company's commitments as at June 30, 2008:

	Total	2008	2009 - 2011	2012 - 2013	2014 and beyond
Exploration services agreements – US$	$ 966,038	$ 966,038	$ -	$ -	$ -
Office operation leases – CDN$	99,314	34,282	65,032	-	-
Office operation leases – US$	1,185	1,185	-	-	-
Consulting agreements – US$	2,136,250	289,500	1,575,500	271,250	-
Employment agreements – US$	1,315,833	155,000	930,000	230,833	-

The Company has entered into consulting and employment agreements with senior officers for terms ranging from three to five years and for an aggregate of $655,000 per year. The Company may terminate these agreements at any time, subject to the payment of fees ranging from a lump sum payment amounting to three months of the contract fee, to a lump sum amounting to the balance of the contract fee for the duration of the entire contract, plus a cancellation and termination penalty equal to 40% of that amount.

In June 2008, the Company entered into agreements for geochemical and geophysical services at the LIK property. The agreements call for fees of $91,700 and are expected to be incurred during the 2008 work season.

11. Management of capital risk

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral property. The Company strives to maintain a flexible capital structure in order to optimize the cost of capital at an acceptable risk.

The Company's Board of Directors (the "Board") has responsibility for stewardship of the Company by supervising the administration of the Company's business and affairs. The Board is responsible for the oversight and review of the strategic planning process of the Corporation. Strategic issues facing the Corporation are reviewed with Management and addressed by the Board at its regularly scheduled meetings, and at meetings specifically called for such purpose. Management must seek the Board's approval for any transaction that would have a significant effect on the strategic plan.

The Company manages and makes adjustments to the capital structure as opportunities arise in the marketplace or as and when funding is required. Historically the Company's primary source of funding has been the sale of equity securities for cash. The Company is not in commercial production on the LIK property and, accordingly, it does not generate cash from operations.

As part of its program to manage its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors including availability of capital and general industry conditions. The annual and updated budgets are reviewed and approved by the Board.

Under Company policy, cash and cash equivalents are primarily invested in bank and non-asset backed commercial paper, all with the two highest possible investment ratings and with terms of 90 days or less, which can be easily liquidated.

The Company believes its current capital resources will be sufficient to finance its planned business objectives for the remainder of 2008 and part of 2009.

12. Management of financial risk

The Company is exposed to certain financial risks, including currency risk, liquidity risk, interest rate risk and price risk.

a) Currency risk

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, prepaid expenses, accounts payable and accrued liabilities and the amount due to related parties, some of which are denominated in Canadian dollars. The Company is exposed to financial gain or loss as a result of foreign exchange movements by the Canadian dollar against the US dollar.

In addition to costs denominated in US dollars, the Company also incurs general and administrative costs denominated in Canadian dollars. Accordingly, the Company's general and administrative costs are affected by changes in the foreign exchange rate of the Canadian dollar. Canadian dollar denominated costs, including stock-based compensation expense, represent approximately 70% of the Company's total budgeted general and administrative costs for 2008. A 10% increase in the value of the Canadian dollar against the US dollar could increase the Company's reported general and administrative costs by approximately $285,000 annually. The Company has elected not to hedge its exposure to fluctuations in the Canadian dollar by buying fixed rate forward contracts in Canadian dollars.

As at June 30, 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	June 30, 2008 (CDN)	**December 31, 2007 (CDN)**
Cash and cash equivalents	$ 3,333,172	$ 3,913,951
Receivables	43,335	62,344
Accounts payable and accrued liabilities	(30,070)	(536,595)
Due to related parties	(18,654)	(34,875)

Based on the net exposures in the preceding table as at June 30, 2008, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the US dollar would result in an increase/decrease of $297,000 in the Company's net earnings.

b) Liquidity risk

Liquidity risk is the potential that the Company will be unable to meet its obligations as they come due because of an inability to liquidate assets or obtain adequate funding. The Company manages liquidity risk through the management of its capital structure as described in note 11.

Accounts payable and accrued liabilities and amounts due to related parties are all due within the current operating period.

c) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short term investments included in cash and cash equivalents is limited because these investments, although available for sale, are generally held to maturity.

d) Price risk

The Company is exposed to price risk with respect to commodity prices. The profitability of the Company's future operations will be dependent upon the market price of mineral commodities. The prices of commodities are affected

by numerous factors beyond the Company's control. Current and future price declines could cause commercial production to be impracticable. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

MATERIAL CHANGE REPORT

1. Reporting Issuer

Zazu Metals Corporation
375 – 375 Water Street
Vancouver, BC
V6C 5C6

2. Date of Material Change

August 19, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued on August 19, 2008, a copy of which is attached to this Report. The press release was disseminated through Marketwire.

4. Summary of Material Change

Zazu encounters high grade zinc intercepts at start of summer program at the Lik zinc-lead-silver deposit.

5. Full Description of Material Change

Zazu announces the first set of drill results from the summer development program at the Lik zinc - lead - silver deposit, 22 km from the Red Dog zinc mine of Teck Cominco (TSX: TCK.B; NYSE: TCK, "Teck") in northwestern Alaska.

Zazu is in receipt of the assay results for the first 13 holes of the 36 completed so far this season. All of the 13 intersected mineralization. Two holes have assays where the zinc grade exceeded 30% - the maximum value for the assay method. Zazu is still drilling, and additional results will be forthcoming. Table 1 provides highlights of assay results for these first 13 holes.

Of the 13 holes, 11 are in south west corner of the Lik South deposit. The two highest grading holes (157 and 159) are located towards the center of Lik South, where the next stage of the drilling program is taking place. A map of the drill hole locations is available on the Company's website.

**Table 1.
Assay result highlights for the first 13 holes
of the 2008 summer development program**

DDH # & Grid Loc.	% Pb Wt. Avg	% Zn Wt. Avg	% Pb+Zn Wt. Avg	Ag (g/t) Wt. Avg	Sample Length (m)	From (m)	To (m)
DDH 147 1200N 480W	0.41	3.53	3.94	64	1.98	123.1	125.1
DDH 148 00N 100W	2.50	9.83	12.33	1	7.0	30.5	37.5
	0.46	2.84	3.3	17	10.7	48.2	58.8
DDH 149 00N 300W	0.33	5.85	6.18	3	0.6	75.6	76.2
DDH 150 800N 570W	1.26	4.28	5.54	53.85	21.64	159.41	181.05
including	2.03	5.57	7.59	69.29	9.45	159.41	168.86
DDH 151 00N 200W	0.70	6.74	7.44	1.3	20.4	53.6	74.1
including	1.10	9.67	10.78	1.0	13.0	54.3	67.2
DDH 152 00N 400W	0.7	3.9	4.6	4.2	29.9	56.4	84.4
including	2.2	11.8	14.0	2	1.8	56.4	58.2
including	2.4	9.3	11.7	3.9	2.7	63.4	66.1
including	1.3	9.3	10.6	5.3	3.2	68.0	71.2
including	0.9	4.3	5.2	7.5	7.3	77.1	84.4
	1.8	2.8	4.6	5.0	2.6	126.2	128.8
DDH 153 600N 300W	2.01	6.79	8.79	55.57	24.99	97.80	122.80
including	4.36	10.95	15.31	70.00	9.14	103.33	112.47
including	1.28	12.75	14.04	77.73	3.35	119.48	122.83
DDH 154 400N 300W	0.16	1.49	1.65	2.58	3.66	101.50	105.16
DDH 155 1000N 450W	0.01	0.71	0.72	3.00	9.14	219.15	228.30
DDH 156 400N 100E	0.97	4.42	5.39	2.87	18.9	97.8	122.8
including	1.20	4.92	6.13	2.51	14.3	33.8	48.2
including	1.82	6.64	8.45	1.75	6.1	33.8	39.9
DDH 157 2000N 300W	2.40	9.62*	12.02	95.75	17.37	151.79	169.16
including	4.29	18.18*	22.47	159.78	8.23	151.79	160.02
	* - includes one Zn assay over 4 ft reported as >30% (max. for assay method) and calculated as 30%						
DDH 158 1200N 90W	1.33	3.19	4.52	12.38	6.40	43.59	49.99
DDH 159 2200N 100E	2.75	7.86	10.61**	88.53	26.82	30.18	57.00
including	3.90	11.22	15.12**	128.72	17.22	39.78	57.00
including	7.64	19.17	26.81**	200.68	7.62	46.94	54.56
including	13.15	28.62	41.77**	336.92	3.96	48.46	52.43

** - includes two Zn assays over 10 ft (159'-169') reported as >30% (max. for assay method) and calculated as 30%

During the 2008 field season, Zazu intends to:

1. Establish a fully compliant NI 43-101 resource for the Lik South deposit based on 26,000 meters of drilling already completed and up to 10,000 meters planned for 2008.

2. Complete geophysical programs to identify potential extensions to the resource, especially in the North Lik area (field work has now been completed; analysis is now pending).

3. Complete initial metallurgical testing (done; results announced June 4th, 2008) and commence design of a preliminary flow sheet.

4. Continue and expand environmental studies by Travis Peterson Environmental to support future mine permitting processes.

To achieve these goals Zazu has 2 drill rigs operated by 3 crews. The drill program is managed by Joe Britton, Zazu's Vice President of Exploration, and supervised by Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA of Toronto, Ontario. The majority of the drill holes are in-fill, with some step out holes and testing at depth in the southern portion of the Lik deposit.

In 2009, Zazu plans to complement this year's work with both regional and localized IP surveys to identify further exploration targets. To date, only a relatively small portion of the Lik property has been subject to detailed exploration.

The historical mineral resource at the Lik deposit is 26.7 mm tonnes grading 9.16% zinc, 3.15% lead and 49 g/t silver representing one of the largest undeveloped zinc – lead deposits in the world. These historical estimates predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the LIK deposit. They should not be relied upon until further work is carried out.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Michael A. Steeves, President and Chief Operating Officer, or Ralf Langner, Vice President, Finance & Chief Financial Officer at (604) 878-9298.

9. Date of Report

August 20, 2008

END